NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Announces Restart of Missouri Operations

Calgary, Alberta; September 17, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that it has restarted steam injection at its Marmaton River and Grassy Creek Projects in Missouri.

On September 12, 2009 MegaWest operational personnel restarted steam injection at both of the Marmaton River and Grassy Creek enhanced oil recovery projects in Missouri.  This restart has been facilitated by the recent strategic agreement with Iroquois Capital Opportunity Fund (“ICO”) as announced on August 31, 2009.

The design oil production capacity of the combined projects is 1,000 barrels of oil per day.  Initiation of steam injection is the first step towards achieving this target production rate.  Based on past performance and history match numerical simulation using the CMG Stars reservoir simulator, production is expected to ramp up by 50 to 100 barrels of oil per day each month until the target production rate is achieved.

“These projects were brought into operations within 2 weeks of finalizing the ICO agreement.  This is a testament to the quality and dedication of our operations team and their capacity to plan and execute”, said R. William (Bill) Thornton, President and CEO of MegaWest.  “We are pleased to have these plants back in operation and to be back on our path towards building shareholder value.”

R. William Thornton
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board Telephone: 281.499.7498 R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Iroquois Capital Opportunity Fund, L.P. Telephone: 212.974.3070	641 Lexington Avenue, 26th Floor New York, NY 10022

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.